División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión [redacted] 2401255 - 2401376 -
Sacos:
Teléfonos: (0243) :
Bolsas:
Teléfonos: (0243) :

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
:CA
2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

08002535

Rule 12g3-2 (b) File N° 82-4240

Caracas May 2 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

SEC
Mail Processing
Section

MAY - 7 2008

Washington, DC
100

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

5/14

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas; Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas May 2 2008

SEC
Mail Processing
Section

MAY - 7 2008

Washington, DC
100

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, March 28, 2008

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

This aims at inform you that the Board of Directors of my principal, in its meeting No.973 on this same date, decided to call a General Shareholders' Meeting to be held on April 18, 2008 in order to consider, among other issues, a decree of ordinary cash dividend of Fifteen Strong Bolivars (BsF.0.15) per share, under the terms and conditions that will be subject to the consideration of such meeting, delegating to the Board of Directors the powers to establish the registry dates (deadline of transaction with benefit) and of payment (effective date of registry with benefit).

Likewise, we accompany hereto the notice for the aforementioned General Shareholders' Meeting that will be published in the national newspapers.

In connection to the aforementioned items, we attach hereto the following documents:

- Financial statements for the fiscal year ended at December 31, 2007.
- The Report by the Statutory Auditors.
- The proposals submitted by the Board of Directors.
- Demonstrative table of Movement of Earnings.

PUBLICO
JUDITH X. HERNANDEZ MORA

- Ad addressed to shareholders prior notification of Shareholders' Meeting.
- Project of Record No.973 as of March 28, 2008.

We do hereby notify that we comply with the provisions set forth by the National Securities and Exchange Commission, Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No.38007 as of August 24, 2004 and with the provisions set forth in Article 113 and 126 of the Capital Market Law.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated. --

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 18, 2008 at 10:00 a.m., in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2007 prepared according to the International Financial Reporting Standards (IFRS) adopted by the Company pursuant to the Regulations by the National Securities and Exchange Commission Nos.157-2004 and 177-2005 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the members of the Board of Directors for the next statutory period.

3. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year. If approved,

considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of THIRTY MILLION BOLIVARS (BsF.30,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the report of the Board of Directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission as well as other documents referred to in this notice have been available at its office premises from March 29, 2008.

Caracas, April 13, 2008.

For THE BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman --

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. and Affiliates

Report by the Independent Accountants.

Consolidated Financial Statements for the years ended at December 31, 2007 and 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

DECEMBER 31, 2007 AND 2006:

Caracas, March 10, 2008.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated April 27, 2007 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2007 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2007.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 20, 2008 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2007 and the results from its operations for the term ended on that date, pursuant to the International Financial Reporting Standards (IFRS) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET CONDENSED

AT DECEMBER 31, 2007

(Stated in thousand bolivars)

	2007
ASSETS	
NON CURRENT ASSETS:	
Property, plant and equipment – Net	397,957,005
Stockholdings in associations and joint business	4,769,358
Total non-current assets	402,726,363
CURRENT ASSETS:	
Expenses paid in advance	816,416
Inventories	80,977,294
Advances to suppliers	1,801,026
Investments available for sale	128,044
Cash and cash equivalent	11,161,903
Total current assets	215,075,570
TOTAL	617,801,933
SHAREHOLDER'S EQUITY AND LIABILITIES	
SHAREHOLDER'S EQUITY:	
Capital stock	69,633,596
Premium on share issue	13,405

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Accumulated result from translation of affiliate and joint business abroad	206,308
Retained earnings:	
Legal reserve	6,963,360
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551
Undistributed	155,762,882
Non realization of results in investments	(672,675)
Total shareholders' equity	351,500,427
NON CURRENT LIABILITIES:	
Provision for severance benefits, net of long-term advances	7,256,889
Unsecured bonds	34,200,000
Deferred tax income	34,734,819
Total non current liabilities	76,191,708
CURRENT LIABILITIES:	
Provision for severance benefits, net of short-term advances	7,874,205
Commercial papers	10,925,263
Short-term loans	15,255,518
Dividends payable	42,225,789
Income tax payable	8,728,831
Accounts payable	105,100,192
Total current liabilities	190,109,798
Total liabilities	266,301,506
TOTAL	617,801,933

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ——————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31ST, 2007

(Stated in thousand bolivars, except the net income per share)

	2007
Income from sales	540,737,010
Sale costs	418,405,033
Gross income	122,331,977
Cost and expenses:	
Sales expenses	40,858,899
Overheads and administrative expenses	24,982,689
Income from selling assets	(9,211)
	65,823,377
Operating income	56,499,600
Participation in results from joint business	802,404
Financial costs	(7,338,490)
Financial income	850,632
Exchange differences – net	(27,226)
Result from swap transactions with securities	902,083
Loss in sale of investments available for sale	-
Other income (expenditure):	
ADR Commissions	(257,782)
Bank debit tax	-
Tax on financial transactions	(2,554,009)
Others – net	(602,545)

	(8,224,933)
Income before taxes	48,274,667
Income tax	(5,381,490)
Net income	42,893,177
Net income per share:	
Basic	21,07
Diluted	21,07

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 --

[Logotype of MANPA]

GENERAL SHAREHOLDERS´ MEETING

APRIL 18, 2008

PROPOSALS

THIRD ITEM OF THE NOTICE.- It is submitted to the Shareholders' Meeting to authorize the Board of Directors to issue Unsecured Bonds to be offered to the public up to an amount of SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year. Likewise, it is herein proposed to the Shareholders' Meeting to delegate on the Board of Directors, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issue, among others: amount of issue within the limit established in the present Shareholder's Meeting, terms, collaterals, if applies, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was proposed to the Shareholder's

Meeting as Common Representative of Bondholders and with a remuneration of up to THIRTY-FIVE THOUSAND BOLIVARS (BsF.35,000.00) per year.

FOURTH ITEM OF THE NOTICE - It is proposed to the Shareholder's Meeting to authorize the Board of Directors to issue Commercial Papers up to an amount of THIRTY MILLION BOLIVARS (BsF.30,000,000.00) per year to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate the broadest powers to the Board of Directors to negotiate, set and establish all the conditions and terms of each series comprising issue, the number, identification and amount of each series of such issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issue. Likewise, it is herein proposed to authorize the Board of Directors to carry out all the acts, management and formalities necessary to carry out such issue. The Board of Directors was also authorized to delegate the aforementioned powers on people it deems convenient, to appoint both the people who will undersign the authorization request before the National Securities and Exchange Commission and the people who will execute the bonds of Commercial Papers. Likewise, it was established as remuneration of the common representative of holders of Commercial Papers the amount of up to THIRTY THOUSAND BOLIVARS (BsF.30,000.00) per year.

FIFTH ITEM OF THE NOTICE – Agreeing upon decreeing a dividend to be allocated by shareholders. It is herein proposed to decree an ordinary cash dividend of fifteen cents of strong bolivars (BsF.0.15) per share for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed earnings at December 31, 2007 in favor of shareholders registered the fifth business day (deadline of transaction with benefit) following the publication in one (1) newspaper of major national circulation of the notice of dividends notified to the National Securities and Exchange Commission, payable from the fifth business day following this last date (effective date of registering the benefit). Payment should be made during this year, in one sole portion.

Likewise, it is requested to the Board of Directors setting the registry and payment dates to shareholders of the dividend agreed upon.

(signed) Illegible. ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENT OF UNDISTRIBUTED RETAINED EARNINGS

(stated in thousand bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2006	190,866,116
Cash dividends	(77,996,320)
Net income	42,893,177
Reduction of Legal Reserve for the year	(91)
BALANCES AT DECEMBER 31, 2007	155,762,882
Dividends suggested by the Board of Directors of MANPA at March 28, 2008 (BsF.0.15 per share)	(34,411,500)
	121,351,382

[Newspaper ad: "El Universal" Because you make decisions every day. Caracas, Venezuela. Saturday, March 29, 2008. BsF1.50 Bs.1,500 - Year XCVIII– No.35458 – Legal Deposit PP-I9090IDF4 (illegible)]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the audited Financial Statements and the Reports by the Statutory Auditors for the year ended at December 31, 2007 are available at its office premises situated in Avenida Francisco de Miranda, Torre Country

PUBLICO

JUDITH X. HERNANDEZ MORA

Club, Piso 12, from this publication date; thus, complying with the provisions set forth in Article 113 of the Capital Market Law.

Caracas, March the 29th, 2008.

THE BOARD OF DIRECTORS.--

[Newspaper ad: "El Nacional" Caracas, Venezuela. Saturday, March 29, 2008. www.el-nacional.com Caracas, Venezuela. Year LXIV – No.23199 established in 1943. Second Edition.]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the audited Financial Statements and the Reports by the Statutory Auditors for the year ended at December 31, 2007 are available at its office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from this publication date; thus, complying with the provisions set forth in Article 113 of the Capital Market Law.

Caracas, March the 29th, 2008.

THE BOARD OF DIRECTORS.--

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 973**. As of today, the Twenty-Eight (28th) day of March of the year Two Thousand Eight, the members of the Board of Directors: CARLOS DELFINO T., Chairman; Celestino Martínez P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ALFREDO TRAVIESO, ELENA DELFINO and Acting Director FERNANDO PAPARONI in absence of ALICIA MARIELA PAPARONI. Likewise, ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Adviso were present.

1. 8. The Board of Directors agreed to convene the General Shareholders' Meeting on April 18, 2008 at 10:00 a.m. at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 1, Chacaito, in this city, with the following purposes:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2007 prepared according to the International Financial Reporting Standards (IFRS) adopted by the Company pursuant to the Regulations by the National Securities and Exchange Commission Nos.157-2004 and 177-2005 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the members of the Board of Directors for the next statutory period.

3. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

5. Considering and resolving about a project of issuing Commercial Papers up to an amount of THIRTY MILLION BOLIVARS (BsF.30,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

6. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders."

This certification is issued in Caracas on the Twenty-Eight (28th) day of March of the year Two Thousand Eight.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman --

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2008. March 31 A.M. 11:09. FILE RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 18th, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380
MANPA
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2048 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 MAR 31 AM 11: 09
ARCHIVO RECIBIDO

Caracas, 28 de marzo de 2008

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 973 de esta misma fecha, decidió convocar a una Asamblea General Ordinaria de Accionistas para día 18 de abril de 2008, con el objeto de considerar, entre otros puntos, un decreto de dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Asimismo, acompañamos a la presente texto de la convocatoria para la Asamblea General Ordinaria antes mencionada que será publicada en la prensa nacional.

A efectos de los puntos anteriores, anexamos los siguientes documentos:

- ✓ Estados Financieros del ejercicio finalizado el 31 de diciembre de 2007.
- ✓ El Informe de los Comisarios.
- ✓ Las Proposiciones que presentará la Junta Directiva.
- ✓ Cuadro demostrativo de Movimiento de Utilidades.
- ✓ Aviso a los accionistas previo a la convocatoria de la Asamblea.
- ✓ Proyecto del Acta N° 973 de fecha 28 de marzo de 2008.

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004 y con lo estipulado en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs.F. 45.882.000,oo
Capital Suscrito Bs.F. 22.941.000,oo
Capital Pagado Bs.F. 22.941.000,oo
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 18 de abril de 2008, a las 10:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de SESENTA Y CINCO MILLONES DE BOLIVARES (Bs.F.65.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de TREINTA MILLONES DE BOLIVARES (Bs.F. 30.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2008.

Caracas, 13 de abril de 2008

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2007 y 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

COMISION NACIONAL DE VALORES
2008 MAR 31 AM 11:08
ARCHIVO RECIBIDO

Caracas, 10 de Marzo de 2008.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2007 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2007.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 20 de febrero de 2008, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2007, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2007
(Expresados en Miles de Bolívares)

ACTIVO	2007
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipo - neto	397.957.005
Participaciones en asociadas y negocios conjuntos	4.769.358
Total activo no corriente	402.726.363
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	816.416
Inventarios	80.977.294
Anticipos a proveedores	1.801.026
Efectos y cuentas por cobrar - neto	120.190.887
Inversiones disponibles para la venta	128.044
Efectivo y equivalentes de efectivo	11.161.903
Total activo corriente	215.075.570
TOTAL	617.801.933
PATRIMONIO Y PASIVO	
PATRIMONIO:	
Capital social	69.633.596
Prima en emisión de acciones	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308
Utilidades retenidas:	
Reserva legal	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551
No distribuidas	155.762.882
Resultado no realizado en inversiones	(672.675)
Total patrimonio	351.500.427
PASIVO NO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo	7.256.889
Bonos quirografarios	34.200.000
Impuesto sobre la renta diferido	34.734.819
Total pasivo no corriente	76.191.708
PASIVO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo	7.874.205
Papeles comerciales	10.925.263
Préstamos a corto plazo	15.255.518
Dividendos por pagar	42.225.789
Impuesto sobre la renta por pagar	8.728.831
Cuentas por pagar	105.100.192
Total pasivo corriente	190.109.798
Total pasivo	266.301.506
TOTAL	617.801.933

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2007
(Expresados en Miles de Bolívares, Excepto la Utilidad Neta por Acción)

COMISION NACIONAL DE VALORES
2008 MAR 31 AM 11: 08
ARCHIVO RECIBIDO

	2007
Ingresos por ventas	540.737.010
Costo de ventas	418.405.033
Utilidad bruta	122.331.977
Costos y gastos:	
Gastos de ventas	40.858.899
Gastos generales y administrativos	24.982.689
Utilidad en venta de activos	(9.211)
	65.832.377
Utilidad en operaciones	56.499.600
Participación en resultados de negocios conjuntos	802.404
Costos financieros	(7.338.490)
Ingresos financieros	850.632
Diferencias en cambio - neto	(27.226)
Resultado en operaciones de permuta con títulos valores	902.083
Pérdida en venta de inversiones disponibles para la venta	-
Otros ingresos (egresos):	
Comisiones ADR	(257.782)
Impuesto al débito bancario	-
Impuesto a las transacciones financieras	(2.554.009)
Otros - neto	(602.545)
	(8.224.933)
Utilidad antes de impuestos	48.274.667
Impuesto sobre la renta	(5.381.490)
Utilidad neta	42.893.177
Utilidad neta por acción:	
Básica	21,07
Diluida	21,07

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANPA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
18 DE ABRIL DE 2008

PROPOSICIONES

[redacted].- Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de SESENTA Y CINCO MILLONES DE BOLÍVARES (Bs.F. 65.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de TREINTICINCO MIL BOLIVARES (Bs.F. 35.000,oo) por año.

[redacted].- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de TREINTA MILLONES DE BOLÍVARES (Bs.F. 30.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de TREINTA MIL BOLIVARES (Bs.F. 30.000,oo) por año.

[redacted].- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS

(En bolívares Fuertes)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2006	190.866.116
Dividendos en efectivo	(77.996.320)
Utilidad neta	42.893.177
Disminución de la Reserva Legal del año	(91)
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendo propuesto por la Junta Directiva de MANPA el 28 de marzo de 2008 (BsF. 0,15 por acción)	(34.411.500)
	121.351.382

MANUFACTURAS DE PAPEL, C.A. (Manpá), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • SÁBADO 29 DE MARZO DE 2008 • BsF 1,50 | Bs 1.500 • AÑO XCVIII • Nº 35.456 • DEPÓSITO LEGAL PP190901DF4

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00023630-6

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados y el Informe de los Comisarios, para el año terminado el 31 de diciembre de 2007, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en el Artículo 113 de la Ley de Mercado de Capitales.

Caracas, 29 de marzo de 2008

LA JUNTA DIRECTIVA

EL NACIONAL

CARACAS - VENEZUELA sábado 29 de marzo de 2008

AÑO LXV
N° 23.12?
FUNDADO EN 1943
SEGUNDA EDICIÓN

www.el-nacional.com

Bs F 1,50

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F 45.882.000,00
Capital Suscrito Bs. F 22.941.000,00
Capital Pagado Bs. F 22.941.000,00
RIF: J-00028[illegible]-9

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados y el Informe de los Comisarios, para el año terminado el 31 de diciembre de 2007, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12°, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en el Artículo 1?0 de la Ley de Mercado de Capitales.

Caracas, 29 de marzo de 2008

LA JUNTA DIRECTIVA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401238
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023630-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 973**: Hoy, veintiocho (28) de marzo de dos mil ocho se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Alfredo Travieso, Elena Delfino y Fernando Paparoni Director Suplente en ausencia de Alicia Mariela Paparoni . Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. 8. La Junta Directiva acordó convocar la Asamblea General Ordinaria de Accionistas para el día 18 de abril de 2008, a las 10:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de SESENTA Y CINCO MILLONES DE BOLIVARES (Bs.F.65.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de TREINTA MILLONES DE BOLIVARES (Bs.F.

30.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas."

Certificación que expido en Caracas a los veintiocho (28) días del mes de marzo del año dos mil ocho.

MANUFACTURAS DE PAPEL C.A.

Dr. CARLOS DELFINO T.
Presidente de la Junta Directiva

Rule 12g3-2 (b) File N° 82-4240

Caracas May 05 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, April 18, 2008.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders´ Meeting as of April 18, 2008 approved decreeing an ordinary cash dividend amounting to Fifteen Cents of Strong Bolivars (Bs.0.15) per share and delegated to the Board of Directors setting both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.974 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from May 15, 2008 (effective date of registering the benefit) to those shareholders registered on May 8, 2008 (deadline of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on April 30, 2008.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.

- Certification of the Minutes of General Shareholders´ Meeting dated April 18, 2008.
- Certification of the Minutes of the Board of Directors No.974 dated April 18, 2008.
- Publication of the Notification of Shareholders´ Meeting and of the prior notice to shareholders.
- Income statement for the year ended at December 31, 2007.
- Statement of Movements in Shareholders´ Equity Account for the year ended at December 31, 2007.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

RIF (Tax Information Registry Number) J-00023530-9--------------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.974 dated April 18, 2008 decided to set the record date and payment of dividends, giving effect to that approved as of April 18, 2008 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Fifteen Cents of Strong Bolivars (Bs.0.15) per share, for each of the two hundred twenty-nine million four hundred ten thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net earnings corresponding to the fiscal year ended at December 31, 2007 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on May 8, 2008 (deadline of transaction with benefit), payable on the fifth

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

business day following that date, that is from May 15, 2008 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 30, 2008. (signed) Illegible. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 18, 2008** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 10:00 m. of the Eighteenth (18th) day of April of the year Two Thousand Eight (2008) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 13, 2008 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital BsF.45,882,000.00 Subscribed Capital BsF.22,941,000.00 Capital Paid-in BsF. 22,941,000.00 RIF: J-00023530-9 NOTICE. Company shareholders are convened for a General Shareholders´ Meeting to be held on April 18, 2008 at 10:00 a.m., in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes: 1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2007 prepared according to the International

Financial Reporting Standards (IFRS) adopted by the Company pursuant to the Regulations by the National Securities and Exchange Commission Nos.157-2004 and 177-2005 in view of the reports by the Board of Directors and by the Statutory Auditors. 2. Appointing the members of the Board of Directors for the next statutory period. 3. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the common temporary representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of series to be issued. 4. Considering and resolving about a project of issuing Commercial Papers up to an amount of THIRTY MILLION BOLIVARS (BsF.30,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient. 5. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the report of the Board of Directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission as well as other documents referred to in this notice have been available at its office premises from March 29, 2008. Caracas, April 13, 2008. For THE BOARD OF DIRECTORS. CARLOS DELFINO T. (signed) Illegible. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two hundred seven million two hundred forty thousand two hundred sixteen (207,240,216) shares**, that is, more than ninety percent (90%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item** of the notice – which was read out – that is, **Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2007 prepared**

according to the International Financial Reporting Standards (IFRS) adopted by the Company pursuant to the Regulations by the National Securities and Exchange Commission Nos.157-2004 and 177-2005 in view of the reports by the Board of Directors and by the Statutory Auditors. The company financial statements and those consolidated together with the management reports by the Board of Directors and by the Statutory Auditors once read out and broadly discussed the attending shareholders unanimously approved them.

Immediately, the **Second Item** of the notice was considered, that is, **Appointing the members of the Board of Directors for the next statutory period.** Carlos Delfino T. used his right to speak and proposed appointing the following people as **Main Members** of the Board of Directors: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, and as **Alternate Members**: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. and ANGEL J. RAMIREZ.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Third Item** of the notice was considered, that is**, considering and resolving about a project of issuing Unsecured Bonds up to an amount of SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the common temporary representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of series to be issued**. Carlos Delfino T. used his right to speak and read out the following proposal: It is herein suggested to the Shareholders´ Meeting to authorize the Board of Directors to issue Unsecured Bonds to be offered to the public up to an amount of **SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year.** Likewise, it is herein suggested to the Shareholders´ Meeting to delegate, for a period of

less than two (2) years, to the company Board of Directors the broadest powers to negotiate, fix and establish all the conditions and terms of issue, among others: Amount of issue within the limits established by this Meeting, term, warranties, if applies, and, in general, to set all the characteristics or conditions of issues pursuant to the Capital Market Law, the Standards by the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein proposed to the Board of Directors delegating on the people it deems convenient such powers. Likewise, it is suggested to the Meeting to appoint Venezolano de Crédito, S.A. as Common Temporary Representative of Bondholders and its remuneration to be set up to THIRTY-FIVE THOUSAND BOLIVARS (BsF35,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fourth Item** of the notice was considered, that is, **Considering and resolving about a project of issuing Commercial Papers up to an amount of THIRTY MILLION BOLIVARS (BsF.30,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.** Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting to authorize the Board of Directors to issue Commercial Papers up to THIRTY MILLION BOLIVARS (Bs.30, 000,000.00) per year to be issued in one or more series. Likewise, the Shareholders' Meeting delegated to Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issue, number, identification and amount of each issue, par value of securities, maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if the case may be, and in general, each and every matter related to issue, and to authorize the Board of Directors to carry out all acts, errands and formalities necessary to carry out issue. Likewise, it is herein suggested to the

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Shareholders' Meeting to authorize the Board of Directors to delegate the aforementioned powers on the people it deems convenient, to appoint the people to subscribe the authorization request before the National Securities and Exchange Commission as well as the people to execute the bonds of Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that remuneration of the Common Representative of Commercial papers be set up to THIRTY THOUSAND BOLIVARS (Bs.30,000.00) per year.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal.

Next, the **Fifth Item** of the notice was considered, that is, **agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.** Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: Agreeing upon a dividend to be allocated to shareholders. It is herein proposed to decree an ordinary cash dividend of fifteen cents of Strong Bolivars (BsF0.15) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2007 in favor of shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

The foregoing proposal was submitted to the consideration of the Shareholders' Meeting and the attending shareholders unanimously approved it. The Shareholders' Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Eighteenth (18th) day of April of the year Two Thousand Eight (2008).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.(signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/18/2008

SATACORP TIME: 11:11:37

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	229,410,000
Attending Shareholders:	207,240,216
% Quorum:	90,336
Total Shareholders Type "A":	229,410,000
Total Shareholders Type "A" Attending :	207,240,216
% Quorum Type "A"	90,336

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 18/04/2008

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON	2,000	0.001
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	261,894	0.114
ARISMENDI MELCHERT JUAN BAUTISTA	820	0.000
BRACHO NOGUERA ALBERTO ACACIO	1,000	0.000
DELFINO PARRA ELENA	3,068	0.001
DELFINO PARRA ELENA MARGARITA	46,049	0.020

ELLIS ALVAREZ DE LUGO EDWARD JOHN	171,338	0.075
ELLIS GARCIA DE LA CONCHA JOHN	7,875	0.003
FEBRES PEREZ JOSE ALBERTO	19,473	0.008
GOMEZ ARRAIZ ROSA ELENA	343,886	0.150
GONZALEZ FERRI MANUEL	159,451	0.070
HEREDIA JUAN BAUTISTA	10,000	0.004
REZNICEK WEIRAUCHOVA HANY	224,526	0.098
SOTO APONTE PEDRO JOSE	6,380	0.003
ZABALA VELIZ EUNICES JOSEFINA	500	0.000
Total shares represented ===>	1,258,260	0.548
Total shares of quorum === >	207,240,216	90.336

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

(signed) Illegible.

Lic. CARLOS E. DELFINO T.

CHAIRMAN OF THE. BOARD

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/18/2008

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ARISMENDI JUAN BAUTISTA	**12,602**	**0.005**
DELFINO DE ARISMENSI BEATRIZ	12,600	0.005
INVERSIONES 85735, LTD	2	0.000
ATRAMIZ MARIA DEL CARMEN	**10,000**	**0.000**
ATRAMIZ VALI ELIAS	10,000	0,000
ELIS GARCIA DE CONCHA JOHN	**2,045,647**	**0.892**
INVERSIONES 301130, C.A.	2,045,647	0.892
GONZALEZ NELLY	**73,146,863**	**31.885**
ARMANECA BIENEY RAICES, C.A.	4,984,758	2.173

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

AÑEZ DELFINO ARNALDO JOSE	2,318	0.001
BROWN BROTHERS ARRIMAN & CO.	14,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	99	0.000
CARPIO DELFINO MIGUEL ENRIQUE	22,990	0.010
CARRILLO HERNANDEZ NUBIA MARIA	40	0.000
CLADRIDGE, LTD	35,000,000	15,257
DELFINO GOMEZ JOSE IGNACIO	500	0.000
DELFINO GOMEZ VIVIANNE	10,000	0,004
DELFINO THORMAHLEN CARLOS EDUARDO	446,420	0.195
DITTMER MANZANO EGBERT	277,793	0.121
FIORAVANTI DE SANCTUS MARINA FELICI	200	0.000
FUNDACION CARLOS DELFINO	10,060,338	4.385
FUNDACION CARLOS DELFINO	148,530	0.065
GOMEZ DE ROMERO SYLVIA HELENA	8,845	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	142,507	0.062
HERRERA VAN EPS GUSTAVO ROBERTO	3,900	0.002
INMOBILIARIA ARA, S.A.	3,360	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	572,685	0.250
INVERSIONES 218177, C.A.	300,000	0.131
INVERSIONES 84709, C.A.	77,779	0.034
INVERSIONES 935431, C.A.	345,996	0.151
INVERSIONES 9861680, C.A.	216,600	0.094
INVERSIONES HYADES, C.A.	22,000	0.010
INVERSIONES INVERDELGO, C.A.	113,317	0.049
INVERSIONES KHAFRE, C.A.	182,145	0.079
INVERSIONES TALBOT, C.A.	390,790	0.170
INVERSIONES TEDEA, C.A.	8,436	0.004
INVERSIONES VEIQUEVE, S.A.	12,760	0.006
INVERSIONES VEIQUEVE, S.A. INVERSIONE	40	0.000
MADINA INVESTMENTS LTD.	2	0.000

MAURY DE PAPARONI ALICIA	16,875	0.007
MEADOWWEED PTE LTD	4,348,192	1.895
PAPARONI MAURY ALICIA MARIELA	620,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620,000	0.270
PAPARONI MICALE CONO MARIO	17,699	0.008

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/18/2008

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PAPARONI MICALE FERNANDO	2,200	0.001
PAPARONI MICALE FERNANDO CESAR	90,599	0.039
PAPARONI MICALE JOSE GAETANO	32,699	0.014
PAPARONI SANCHEZ GUSTAVO	200	0.000
PAPARONI SANCHEZ SILVIA	1,200	0.001
PULIDO MELCAN TIBISAY VICTORIA	1,300	0.001Q
RAMIREZ ORTIZ ANGEL JESUS	1	0.000
SANCHEZ DE PAPARONI MARIA CRISTINA	11,200	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	1,550	0.001
TRAVIESDO PASSIOS ALFREDO EDUARDO	28,000	0.012
GONZALEZ NORA	**123,472,987**	**53.822**
BEAR STEARNS SECURITIES CORP.	2	0.000
FONDO MUTUAL DE VZLA. F.M. DE INV. DE	7,565	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	123,465,420	53.819
IBAÑEZ MANUEL	**26,000**	**0.011**
INVERSORA FERIBASAN, C.A.	10,500	0.005
REPRESENTACIONES REAL TESORO, C.A.	15,500	0.007
PAUL DE BAPTISTA ANA LUISA	**5,102,164**	**2.224**
INVERSIONES SF118, C.A.	5,102,164	2.224

REZNICEK HANY	**1,893,444**	**0.802**
INVERSIONES TOMHAR, C.A.	1,893,444	0.802
SOTO CARDENAS OLGA	**182,460**	**0.080**
CARDENAS DE BURRON GRACIELA	182,460	0.080
TRAVIESO CARLOS	**139,460**	**0.061**
INVERSIONES 7426, S.A.	139,460	0.061
ZURIAS FANNY	**4,329**	**0.002**
AGROPECUARIA 27 DE MAYO, C.A.	697	0.000
FONDO DE GARANTIAS Y PROTECCION BAN	3,091	0.001
J.D. CORDERO Y ASOC. CASA DE CAMBIO	541	0.000
TOTAL SHARES REPRESENTED ===>	205,981,956	89.788
TOTAL QUORUM SHARES ==>	207,240,216	90.336

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

(signed) Illegible.

Lic. CARLOS E. DELFINO T.

CHAIRMAN OF THE. BOARD

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/18/2008

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	2,000	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,000	0.001
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA			
Own shares	: ⇒	261,894	0.114
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	261,894	0.114

ARISMENDI JUAN BAUTISTA

OWN SHARES	: ⇒	820	0.000
REPRESENTED SHARES	: ⇒	12,602	0.005
TOTAL SHARES	: ⇒	13,422	0.006

ATRAMIZ MARIA DEL CARMEN

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.004
Total shares	: ⇒	10,000	0.004

BRACHO NOGUERA ALBERTO ACACIO

Own shares	: ⇒	1,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,000	0.000

DELFINO PARRA ELENA

Own shares	: ⇒	49,117	0.021
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	49,117	0.021

ELIS GARCIA DE CONCHA JOHN

Own shares	: ⇒	7,875	0.003
Represented shares	: ⇒	2,045,647	0.892
Total shares	: ⇒	2,053,522	0.895

ELIS ALVAREZ E LUGO EDGARD JOHN

Own shares	: ⇒	171,338	0.075
Represented shares	: ⇒	0	0,000
Total shares	: ⇒	171,338	0,075

FEBRES PEREZ JOSE ALBERTO

Own shares	: ⇒	19,473	0.008
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	19,473	0.008

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	343,886	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	343,886	0.150
GONZALEZ FERRI MANUEL			
Own shares	: ⇒	159,451	0.070
Represented shares	: ⇒	0	0
Total shares	: ⇒	159,451	0.070
GONZALEZ NELLY			
Own shares	: ⇒	0	0
Represented shares	: ⇒	73,146,863	31.885
Total shares	: ⇒	73,146,863	31.885
GONZALEZ NORA			
Own shares	: ⇒	0	0
Represented shares	: ⇒	123,472,987	53.822
Total shares	: ⇒	123,472,987	53.822
HERDIA JUAN BAUTISTA			
Own shares	: ⇒	10,000	0.004
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.004
IBAÑEZ MANUEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	26,000	0.011
Total shares	: ⇒	26,000	0.011
PAUL DE BAPTISTA ANA LUISA			
Own shares	: ⇒	0	0

Represented shares	: ⇒	5,102,164	2.224
Total shares	: ⇒	5,102,164	2.224
REZNICEK HANY			
Own shares	: ⇒	224,526	0.098
Represented shares	: ⇒	1,839,444	0.802
Total shares	: ⇒	2,063,970	0.900
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	6,380	0.003
Represented shares	: ⇒	0	0
Total shares	: ⇒	6,380	0.003

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/18/2008

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
SOTO CARDENAS OLGA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	182,460	0.080
Total shares	: ⇒	182,460	0.080
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	139,460	0.061
Total shares	: ⇒	139,460	0.061
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	500	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	500	0.000
ZURIAS FANNY			

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Own shares : ⇒	0	0
Represented shares : ⇒	4,329	0.002
Total shares : ⇒	4,329	0.002
General Total shares : ⇒	207,240,216	90.336

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

(signed) Illegible.

Lic. CARLOS E. DELFINO T.

CHAIRMAN OF THE. BOARD

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 974**. As of today, the Eighteenth (18th) day of April of the year Two Thousand Eight, the members of the Board of Directors: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Gustavo Gomez Ruiz, Elena Delfino, Alberto Delfino and Gustavo Paparoni gathered at the company premises. Likewise, Alejandro Delfino and Jose Gaetano Paparoni, Advisor, were also present.

3. The Board of Directors decided to establish May 8, 2008 as registry date (deadline of transaction with benefit) and May 15, 2008 as payment date (effective date of registering the benefit) of the dividend approved by the General Shareholders´ Meeting held on that same date and which decreed an ordinary cash dividend of Fifteen Strong Bolivars (BsF.0.15) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the capital stock of the company, with charge to the Net earnings corresponding to the fiscal year ended at December 31, 2007. Dividends will be

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización EL Bosque, Chacaíto."

This certification is issued in Caracas on the Eighteenth (18th) day of April of the year Two Thousand Eight.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman ---

[Newspaper ad: "El Nacional" Caracas, Venezuela. Sunday www.el-nacional.com Caracas, Venezuela. Year LXV – No.23214 established in 1943. Second Edition.]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 18, 2008 at 10:00 a.m., in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2007 prepared according to the International Financial Reporting Standards (IFRS) adopted by the Company pursuant to the Regulations by the National Securities and Exchange Commission Nos.157-2004 and 177-2005 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the members of the Board of Directors for the next statutory period.

3. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

4. Considering and resolving about a project of issuing Commercial Papers up to an amount of THIRTY MILLION BOLIVARS (BsF.30,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

5. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the report of the Board of Directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission as well as other documents referred to in this notice have been available at its office premises from March 29, 2008.

Caracas, April 13, 2008.

For THE BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman --

[Newspaper ad: "El Universal" Because you make decisions every day. Caracas, Venezuela. Sunday, April 13, 2008. BsF2..00 - Year CI– No.35473 – Legal Deposit PP-I9090IDF4 (illegible)]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a General Shareholders´ Meeting to be held on April 18, 2008 at 10:00 a.m., in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purposes:

1. Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2007 prepared according to the International Financial Reporting Standards (IFRS) adopted by the Company pursuant to the Regulations by the National Securities and Exchange Commission Nos.157-2004 and 177-2005 in view of the reports by the Board of Directors and by the Statutory Auditors.

2. Appointing the members of the Board of Directors for the next statutory period.

3. Considering and resolving about a project of issuing Unsecured Bonds up to an amount of SIXTY-FIVE MILLION BOLIVARS (BsF.65,000,000.00) per year. If approved, considering and resolving appointment and remuneration of the provisional common representative of bondholders and broadly empowering the Board of Directors to define the final characteristics of issue.

4. Considering and resolving about a project of issuing Commercial Papers up to an amount of THIRTY MILLION BOLIVARS (BsF.30,000,000.00) per year. If approved, considering and resolving the remuneration of the common representative of commercial papers and broadly empowering the Board of Directors to define the final characteristics of series to be issued under such authorization as well as to delegate its powers on the people deemed convenient.

5. Agreeing upon the ordinary cash dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the audited Financial Statements, the Reports by the Statutory Auditors, the report of the Board of Directors management, the report by the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission as well as other documents referred to in this notice have been available at its office premises from March 29, 2008.

Caracas, April 13, 2008.

For THE BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman ---

[Newspaper ad: "El Universal" Because you make decisions every day. Caracas, Venezuela. Saturday, March 29, 2008. BsF1.50 Bs.1,500 - Year XCVIII– No.35458 – Legal Deposit PP-I9090IDF4 (illegible)]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the audited Financial Statements and the Reports by the Statutory Auditors for the year ended at December 31, 2007 are available at its office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from this publication date; thus, complying with the provisions set forth in Article 113 of the Capital Market Law.

Caracas, March the 29th, 2008.

THE BOARD OF DIRECTORS.--

[Newspaper ad: "El Nacional" Caracas, Venezuela. Saturday, March 29, 2008. www.el-nacional.com Caracas, Venezuela. Year LXIV – No.23199 established in 1943. Second Edition.]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the audited Financial Statements and the Reports by the Statutory Auditors for the year ended at December 31, 2007 are available at its office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from this publication date; thus, complying with the provisions set forth in Article 113 of the Capital Market Law.

Caracas, March the 29th, 2008.

THE BOARD OF DIRECTORS.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

BALANCE SHEET CONDENSED

AT DECEMBER 31, 2007

(Stated in thousand bolivars)

ASSETS	
NON CURRENT ASSETS:	
Property, plant and equipment – Net	362,803,663
Stockholdings in associations and joint business	55,379,046
Total non-current assets	418,182,709
CURRENT ASSETS:	
Expenses paid in advance	658,354
Inventories	78,361,376
Advances to suppliers	1,800,214
Bills and accounts receivable - net	119,342,652
Investments available for sale	128,044
Cash and cash equivalent	9,288,301
Total current assets	209,578,941
TOTAL	627,761,650
SHAREHOLDER'S EQUITY AND LIABILITIES	
SHAREHOLDER'S EQUITY:	
Capital stock	69,633,596
Premium on share issue	13,405

Accumulated result from translation of affiliate and joint business abroad	206,308
Retained earnings:	
Legal reserve	6,963,360
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551
Undistributed	155,762,882
Non realization of results in investments	(672,675)
Total shareholders' equity	351,500,427
NON CURRENT LIABILITIES:	
Provision for severance benefits, net of long-term advances	6,935,659
Unsecured bonds	34,200,000
Deferred tax income	35,892,682
Total non current liabilities	77,028,341
CURRENT LIABILITIES:	
Provision for severance benefits, net of short-term advances	7,513,631
Commercial papers	10,925,263
Short-term loans	15,255,518
Dividends payable	42,225,789
Income tax payable	8,690,804
Accounts payable	114,621,877
Total current liabilities	199,232,882
Total liabilities	276,261,223
TOTAL	627,761,650

(signed) Illegible.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31ST, 2007

(Stated in thousand bolivars, except the net income per share)

	2007
Income from sales	523,359,354
Sale costs	407,615,604
Gross income	115,743,750
Cost and expenses:	
Sales expenses	36,707,443
Overheads and administrative expenses	23,136,029
Income from selling assets	(9,211)
	59,834,261
Operating income	55,909,489
Participation in results from joint business	3,827,114
Financial costs	(7,314,085)
Financial income	839,449
Exchange differences – net	(27,226)
Result from swap transactions with securities	1,816,686
Other income (expenditure):	
ADR Commissions	(257,782)
Tax on financial transactions	(2,508,131)
Others – net	(1,655,643)
	(5,279,618)
Income before taxes	50,629,871
Income tax	(7,736,694)
Net income	42,893,177
Net income per share:	
Basic	21,07
Diluted	21,07

(signed) Illegible.

[Next, there are statements of movements in equity accounts for the year ended at December 31, 2007]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENT OF UNDISTRIBUTED RETAINED EARNINGS

(stated in thousand bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2006	190,866,116
Cash dividends	(77,996,320)
Net income	42,893,177
Reduction of Legal Reserve for the year	(91)
BALANCES AT DECEMBER 31, 2007	155,762,882
Dividends suggested by the Board of Directors of MANPA at March 28, 2008 (BsF.0.15 per share)	(34,411,500)
	121,351,382

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. and Affiliates

Report by the Independent Accountants.

Consolidated Financial Statements for the years ended at December 31, 2007 and 2006.

[Letterhead of MANPA]

Caracas, March 25, 2008

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. TO THE GENERAL SHAREHOLDERS' MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST AND DECEMBER THE 31ST, 2007

Dear Shareholders:

Below we are pleased to submit to your attention the Management report corresponding to the fiscal year ended at December 31, 2007.

During the year 2007, the company operated in a financial and business environment mainly characterized by the following factors:

1. Local inflation at 22.46% for the period, according to the figures published by the Venezuelan Central Bank.
2. Exchange rate of Bs.2,150/1US$ with a nominal overvaluation of 77.8% according to the company of financial studies METROECONOMICA. This has caused a negative competition effect on local production by coming down in prices of import products, provided the existing subsidy in the exchange rate.
3. The government kept the exchange control implemented on February 2003 which operation through the Commission of Foreign Exchange Administration in Venezuela (CADIVI for its abbreviation in Spanish) had delays both in processing import requests and obtaining foreign currency to pay company commitments.

During the year 2007, the total company sales volume of paper amounted to 142,505 MT. During the fiscal year ended at December 31, 2007 net income according to the International Financial Standards amounted to Bs.42,893 million vs. Bs.30,222 million for the year 2006, which represents an increase of 41.92%.

Net sales amounted to 540,737 million bolivars, which compared to the sales for the year 2006 amounted to Bs.433,654 million represent an increase of 24.69%.

During 2007, the company made capital investments amounting to Bs.2,720 million and were basically addressed to acquiring machinery to modernize the conversion areas as well as equipment and industrial spare parts to maintain and optimize production processes.

Continuing with the traditional policy of dividends, during the General Shareholders´ Meeting held on April 2007 the company decreed a cash dividend of Bs.12 per share that are part of the company capital stock for a total amount of Bs.27,528 million. Likewise, during October of that same year, the Shareholders´ Meeting agreed decreeing a special cash dividend of Bs.22 per share, part of the company capital stock. The total of dividends allocated during the fiscal year 2007 amounted to Bs.77,996 million, which represents an increase of Bs.11,470 million or 17.24% in comparison to the dividends decreed and paid in the year 2006.

In order to improve and strengthen our human resources as well as to comply with the different laws and regulations of the Bolivarian Republic of Venezuela in areas such as:

management, professional, technical and industrial safety the company carried out its Yearly Training Plan in which a total of 23,156 hours/men were invested.

The Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in order to adapt to Resolution No.19-1-2005 dated February 2, 2005 issued by the National Securities and Exchange Commission concerning the Corporate Governance Principles, created the Auditing Committee, which mainly includes the Independent Directors according to the criteria comprised in the aforementioned resolution.

The Board of Directors so presents the most outstanding facts that took place during the fiscal year ended at December 31, 2007 and is willing to thank all its personnel that with their effort and commitment contributed to the company achievements.

Pursuant to the Code of Commerce this is herein submitted to the Shareholders' Meeting for its approval, in view of the Report of the Statutory Auditors, this Management Report and the Balance Sheet together with the Audited Income and Loss Statement for the fiscal year that goes from January the 1st and December the 31st, 2007 prepared according to the International Financial Reporting Standards (IFRS).

Sincerely,

Lic. CARLOS DELFINO T. (signed)

Chairman of the Board of Directors. ——————————————————

Caracas, March 10, 2008.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated April 27, 2007 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2007 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2007.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the

PUBLICO

circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 20, 2008 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2007 and the results from its operations for the term ended on that date, pursuant to the International Financial Reporting Standards (IFRS) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET CONDENSED

AT DECEMBER 31, 2007

(Stated in thousand bolivars)

	2007
ASSETS	
NON CURRENT ASSETS:	
Property, plant and equipment – Net	397,957,005
Stockholdings in associations and joint business	4,769,358
Total non-current assets	402,726,363

CURRENT ASSETS:	
Expenses paid in advance	816,416
Inventories	80,977,294
Advances to suppliers	1,801,026
Investments available for sale	128,044
Cash and cash equivalent	11,161,903
Total current assets	215,075,570
TOTAL	617,801,933
SHAREHOLDER'S EQUITY AND LIABILITIES	
SHAREHOLDER'S EQUITY:	
Capital stock	69,633,596
Premium on share issue	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308
Retained earnings:	
Legal reserve	6,963,360
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551
Undistributed	155,762,882
Non realization of results in investments	(672,675)
Total shareholders' equity	351,500,427
NON CURRENT LIABILITIES:	
Provision for severance benefits, net of long-term advances	7,256,889
Unsecured bonds	34,200,000
Deferred tax income	34,734,819
Total non current liabilities	76,191,708
CURRENT LIABILITIES:	

Provision for severance benefits, net of short-term advances	7,874,205
Commercial papers	10,925,263
Short-term loans	15,255,518
Dividends payable	42,225,789
Income tax payable	8,728,831
Accounts payable	105,100,192
Total current liabilities	190,109,798
Total liabilities	266,301,506
TOTAL	617,801,933

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER THE 31ST, 2007

(Stated in thousand bolivars, except the net income per share)

	2007
Income from sales	540,737,010
Sale costs	418,405,033
Gross income	122,331,977
Cost and expenses:	
Sales expenses	40,858,899
Overheads and administrative expenses	24,982,689
Income from selling assets	(9,211)
	65,823,377

Operating income	56,499,600
Participation in results from joint business	802,404
Financial costs	(7,338,490)
Financial income	850,632
Exchange differences – net	(27,226)
Result from swap transactions with securities	902,083
Loss in sale of investments available for sale	-
Other income (expenditure):	
ADR Commissions	(257,782)
Bank debit tax	-
Tax on financial transactions	(2,554,009)
Others – net	(602,545)
	(8,224,933)
Income before taxes	48,274,667
Income tax	(5,381,490)
Net income	42,893,177
Net income per share:	
Basic	21,07
Diluted	21,07

Jacobo J. Cohen R. (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C Admon" (sic.) 35909 ---

[Letterhead of MANPA]

REPORT BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. ABOUT COMPLIANCE WITH THE CORPORATE GOVERNANCE

JUDITH X. HERNANDEZ

PRINCIPLES ADOPTED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

In order to comply with Resolution No.19-1-2005 of the National Securities and Exchange Commission dated February 2, 2005 published in Official Gazette of the Bolivarian Republic of Venezuela No.38129 as of February 17, 2005 the company Board of Directors presents to the General Shareholders' Meeting this report about the degree of compliance with the corporate governance principles adopted by the National Securities and Exchange Commission to which the aforementioned Resolution is committed.

Independent Directors of the Board of Directors

The Board of Directors in its session held on March 28, 2008 reviewed the assumptions set forth in the aforementioned resolution realizing that during the fiscal year ended at December 31, 2007 the proportion of Independent Directors was kept in 18 out of 22 Directors part of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. as provided for by the independence criteria of the Directors established in the aforementioned Resolution, thus broadly increasing the number of Independent Directors required.

In order to comply with the proper transparency and disclosure of this matter, we attach hereto the résumé of the Directors part of the Board of Directors.

Auditing Committee

The Auditing Committee of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is mainly comprised by Independent Directors according to the criteria about independence of Directors included in such Resolution.

The Auditing Committee as per the Resolution about Corporate Governance Principles has and performs the following duties:

1. Previously known the company financial statements;
2. Assisting the Board of Directors in regard to implementation of the necessary measures to preserve the integrity of the company financial information;
3. Cooperating with the Board of Directors in the supervision of the Internal and External Audit ; and

4. Knowing and analyzing the content of the management letter in order to make recommendations deemed necessary.

In virtue of the functions that corresponds to the Auditing Committee, it reviewed the Financial Statements corresponding to the fiscal year from January the 1st and December the 31st, 2007 prepared under the International Accounting Standards (IAS), adopted by the company pursuant to the Resolutions by the National Securities and Exchange Commission numbers 157-2004 and 177-2005, which are in order to be submitted to the consideration of the Shareholders' Meeting.

In view of the foregoing, the Board of Directors can assure that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. complies with the corporate governance principles adopted by the National Securities and Exchange Commission. ----------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 2nd, 2008.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEAR ENDED AT DECEMBER 31, 2007
(Stated in thousand bolivars)

				Retained Earnings			
	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments
BALANCES AT DECEMBER 31, 2006	69,632,690	-	206,308	6,963,269	119,593,551	190,866,116	(601,086)
Reasonable value of investments available for sale	-	-	-	-	-	-	(1,131)
Losses directly recognized on equity	-	-	-	-	-	-	(1,131)
Results realized from investments available for sale	-	-	-	-	-	-	(70,449)
Net income for the year	-	-	-	-	-	42,893,177	-
Total earnings and losses recognized for the year	-	-	-	-	-	42,893,177	(71,580)
Capital increase	906	13,405	-	-	-	-	-
Decreed dividends	-	-	-	-	-	(77,996,320)	-
Assignment for the year	-	-	-	91	-	(91)	-
BALANCES AT DECEMBER 31, 2007	69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)

(signed) Illegible

1049-001

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 18 de abril de 2008

COMISION NACIONAL DE VALORES
2008 APR 21 A 10:53
ARCHIVO
RECIBIDO

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Ordinaria de Accionistas de fecha 18 de abril de 2008 aprobó el decreto de dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 974 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 15 de mayo de 2008 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 08 de mayo de 2008 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 30 de abril de 2008.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 18 de abril de 2008.
- Certificación del Acta de Junta Directiva N° 974 de fecha 18 de abril de 2008.
- Publicación de la Convocatoria a la Asamblea y del aviso previo a los accionistas.
- Estado de Resultados por el año terminado el 31 de diciembre de 2007.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2007.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.882.000,oo
Capital Suscrito: Bs. 22.941.000,oo
Capital Pagado: Bs. 22.941.000,oo
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 974 de fecha 18 de abril de 2008 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 18 de abril de 2008 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 08 de mayo de 2008 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de mayo de 2008 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 30 de abril de 2008

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401360

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9912311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 18 de abril de 2008**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **dieciocho (18) de abril del año dos mil ocho (2008), siendo las 10:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 13 de abril de 2008, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs.F. 45.882.000,oo. Capital Suscrito Bs.F. 22.941.000,oo. Capital Pagado Bs.F. 22.941.000,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 18 de abril de 2008, a las 10:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de SESENTA Y CINCO MILLONES DE BOLIVARES (Bs.F.65.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de TREINTA MILLONES DE BOLIVARES (Bs.F. 30.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los

demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2008. Caracas, 13 de abril de 2008. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, quienes presentaron cartas poderes, los cuales representan **doscientos siete millones doscientos cuarenta mil doscientas dieciseis (207.240.216) acciones**, o sea, más del **noventa por ciento (90%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios. Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.** Tomó la palabra Carlos Delfino T. y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ, y JULIO BUSTAMANTE, y como **Miembros Suplentes** a los señores: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ.
Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de SESENTA Y CINCO MILLONES DE BOLIVARES (Bs.F.65.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de

SESENTA Y CINCO MILLONES DE BOLÍVARES (Bs.F. 65.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de TREINTICINCO MIL BOLIVARES (Bs.F. 35.000,oo) por año.

Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de TREINTA MILLONES DE BOLIVARES (Bs.F. 30.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de TREINTA MILLONES DE BOLÍVARES (Bs.F. 30.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los tenedores de los Papeles Comerciales sea fijada hasta en un máximo de TREINTA MIL BOLIVARES (Bs.F. 30.000,oo) por año.

MANPA

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los dieciocho (18) días del mes de abril del año dos mil ocho (2008).

Carlos Delfino

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/2008
HORA : 11:11:37

MANUFACTURAS DE PAPEL CA (MANPA)
Estado del Quorum
Ordinaria

Total Accs.	:	229.410.000
Accs. Pres.	:	207.240.216
% Quroum	:	90,336

Total Accs. Tipo "A"	:	229.410.000
Total Accs. Tipo "A" Presentes	:	207.240.216
% Quroum Tipo "A"	:	90,336

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/2008
PAGINA: 1

MANUFACTURAS DE PAPEL CA (MANPA)
Presentes

COMISION NACIONAL DE VALORES
2008 APR 21 A 10:55
ARCHIVO RECIBIDO

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	2.000	0,001
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	261.894	0,114
ARISMENDI MELCHERT JUAN BAUTISTA	820	0,000
BRACHO NOGUERA ALBERTO ACACIO	1.000	0,000
DELFINO PARRA ELENA	3.068	0,001
DELFINO PARRA ELENA MARGARITA.	46.049	0,020
ELLIS ALVAREZ DE LUGO EDWARD JOHN	171.338	0,075
ELLIS GARCIA DE LA CONCHA JOHN	7.875	0,003
FEBRES PEREZ JOSE ALBERTO	19.473	0,008
GOMEZ ARRAIZ ROSA ELENA	343.886	0,150
GONZALEZ FERRI MANUEL	159.451	0,070
HEREDIA JUAN BAUTISTA	10.000	0,004
REZNICEK WEIRAUCHOVA HANY	224.526	0,098
SOTO APONTE PEDRO JOSE	6.380	0,003
ZABALA VELIZ EUNICES JOSEFINA	500	0,000
Total Acciones Representadas =>	1.258.260	0,548
Total Acciones del Quorum =>	207.240.216	90,336

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

[signature]

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL CA (MANPA)
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ARISMENDI JUAN BAUTISTA	**12.602**	**0,005**
DELFINO DE ARISMENDI BEATRIZ	12.600	0,005
INVERSIONES 85735, LTD	2	0,000
ATRAMIZ MARIA DEL CARMEN	**10.000**	**0,004**
ATRAMIZ VALI ELIAS	10.000	0,004
ELIS GARCIA DE CONCHA JONH	**2.045.647**	**0,892**
INVERSIONES 301130, C.A	2.045.647	0,892
GONZALEZ NELLY	**73.146.863**	**31,885**
ARMANECA BIENES Y RAICES, C.A.	4.984.758	2,173
A‡EZ DELFINO ARNALDO JOSE	2.318	0,001
BROWN BROTHERS HARRIMAN & CO.	14.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	99	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	22.990	0,010
CARRILLO HERNANDEZ NUBIA MARIA	40	0,000
CLARIDGE, LTD.	35.000.000	15,257
DELFINO GOMEZ JOSE IGNACIO	500	0,000
DELFINO GOMEZ VIVIANNE	10.000	0,004
DELFINO THORMAHLEN CARLOS EDUARDO	446.420	0,195
DITTMER MANZANO EGBERT	277.793	0,121
FIORAVANTI DE SANCTIS MARINA FELICI	200	0,000
FUNDACION CARLOS DELFINO	10.060.338	4,385
FUNDACIUN CARLOS DELFINO	148.530	0,065
GOMEZ DE ROMERO SYLVIA HELENA	8.845	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	142.507	0,062
HERRERA VAN EPS GUSTAVO ROBERTO	3.900	0,002
INMOBILIARIA ARA, S.A.	3.360	0,001
INMOBILIARIA LA ONSEDONIA, C.A	572.685	0,250
INVERSIONES 218177, C.A.	300.000	0,131
INVERSIONES 84709 C.A. .	77.779	0,034
INVERSIONES 935431, C.A.	345.996	0,151
INVERSIONES 9861680, C.A.	216.600	0,094
INVERSIONES HYADES, C.A.	22.000	0,010
INVERSIONES INVERDELGO, C.A.	113.317	0,049
INVERSIONES KHAFRE, C.A.	182.145	0,079
INVERSIONES TALBOT, C.A.	390.790	0,170
INVERSIONES TEDEA C.A. .	8.436	0,004
INVERSIONES VEIQUEVE, S.A	12.760	0,006
INVERSIONES VEIQUEVE,S.A INVERSIONE	40	0,000
MADINA INVESTMENTS LTD.	2	0,000
MAURY DE PAPARONI ALICIA	16.875	0,007
MEADOWWEED PTE LTD	4.348.192	1,895
PAPARONI MAURY ALICIA MARIELA.	620.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620.000	0,270
PAPARONI MICALE CONO MARIO	17.699	0,008

MANUFACTURAS DE PAPEL CA (MANPA)

Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI MICALE FERNANDO	2.200	0,001
PAPARONI MICALE FERNANDO CESAR	90.599	0,039
PAPARONI MICALE JOSE GAETANO	32.699	0,014
PAPARONI SANCHEZ GUSTAVO	200	0,000
PAPARONI SANCHEZ SILVIA	1.200	0,001
PULIDO MELCAN TIBISAY VICTORIA	1.300	0,001
RAMIREZ ORTIZ ANGEL JESUS	1	0,000
SANCHEZ DE PAPARONI MARIA CRISTINA	11.200	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	1.550	0,001
TRAVIESO PASSIOS ALFREDO EDUARDO	28.000	0,012
GONZALEZ NORA	**123.472.987**	**53,822**
BEAR STEARNS SECURITIES CORP.	2	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	7.565	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	123.465.420	53,819
IBAÑEZ MANUEL	**26.000**	**0,011**
INVERSORA FERIBASAN,C.A. .	10.500	0,005
REPRESENTACIONES REAL TESORO,C.A. .	15.500	0,007
PAUL DE BAPTISTA ANA LUISA	**5.102.164**	**2,224**
INVERSIONES SF118 C.A.	5.102.164	2,224
REZNICEK HANY	**1.839.444**	**0,802**
INVERSIONES TOMHAR, C.A.	1.839.444	0,802
SOTO CARDENAS OLGA	**182.460**	**0,080**
CARDENAS DE BURRON GRACIELA.	182.460	0,080
TRAVIESO CARLOS	**139.460**	**0,061**
INVERSIONES 7426, S.A.	139.460	0,061
ZURIAS FANNY	**4.329**	**0,002**
AGROPECUARIA 27 DE MAYO,C.A.	697	0,000
FONDO DE GARANTIAS Y PROTECCION BAN	3.091	0,001
J.D. CORDERO Y ASOC.CASA DE CAMBIO	541	0,000
Total Acciones Representadas =>	205.981.956	89,788
Total Acciones del Quorum =>	207.240.216	90,336

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

1050-01

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 18/04/2008
PAGINA: 1

MANUFACTURAS DE PAPEL CA (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	2.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.000	0,001
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	261.894	0,114
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	261.894	0,114
ARISMENDI JUAN BAUTISTA				
	Acciones Propias	:=>	820	0,000
	Acciones Representadas	:=>	12.602	0,005
	Total Acciones	:=>	13.422	0,006
ATRAMIZ MARIA DEL CARMEN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,004
	Total Acciones	:=>	10.000	0,004
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
DELFINO PARRA ELENA				
	Acciones Propias	:=>	49.117	0,021
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	49.117	0,021
ELIS GARCIA DE CONCHA JONH				
	Acciones Propias	:=>	7.875	0,003
	Acciones Representadas	:=>	2.045.647	0,892
	Total Acciones	:=>	2.053.522	0,895
ELLIS ALVAREZ DE LUGO EDWARD JOHN				
	Acciones Propias	:=>	171.338	0,075
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	171.338	0,075
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	19.473	0,008
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	19.473	0,008

MANUFACTURAS DE PAPEL CA (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	343.886	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	343.886	0,150
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	159.451	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	159.451	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	73.146.863	31,885
	Total Acciones	:=>	73.146.863	31,885
GONZALEZ NORA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	123.472.987	53,822
	Total Acciones	:=>	123.472.987	53,822
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	10.000	0,004
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,004
IBAÑEZ MANUEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	26.000	0,011
	Total Acciones	:=>	26.000	0,011
PAUL DE BAPTISTA ANA LUISA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	5.102.164	2,224
	Total Acciones	:=>	5.102.164	2,224
REZNICEK HANY				
	Acciones Propias	:=>	224.526	0,098
	Acciones Representadas	:=>	1.839.444	0,802
	Total Acciones	:=>	2.063.970	0,900
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	6.380	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	6.380	0,003

MANUFACTURAS DE PAPEL CA (MANPA)
Especial

Nombre Accionista			Cant. Acciones	%
SOTO CARDENAS OLGA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	182.460	0,080
	Total Acciones	:=>	182.460	0,080
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	139.460	0,061
	Total Acciones	:=>	139.460	0,061
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	500	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	500	0,000
ZURIAS FANNY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	4.329	0,002
	Total Acciones	:=>	4.329	0,002
	Total Acciones General	:=>	207.240.216	90,336

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

[signature]

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397451 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007484878
Teléfonos: (0212) 9012311
www.manpa.com.ve

ARCHIVO RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 974**: Hoy, dieciocho (18) de abril de dos mil ocho, siendo la 12:30 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Gustavo Gómez Ruiz, Elena Delfino, Alberto Delfino y Gustavo Paparoni,. Igualmente se encontraban presentes Alejandro Delfino T., y José Gaetano Paparoni Asesor.

3. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 08 de mayo de 2008 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de mayo de 2008, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2007. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los dieciocho (18) días del mes de abril del año dos mil ocho.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

EL NACIONAL
www.el-nacional.com
Bs F 2,0
CARACAS VENEZUELA
AÑO LXV
FUNDADO EN 1943
SEGUNDA EDICIÓN

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00023630-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el día **18 de abril de 2008, a las 10:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIFs), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de SESENTA Y CINCO MILLONES DE BOLÍVARES (Bs. F. 65.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de TREINTA MILLONES DE BOLÍVARES (Bs. F. 30.000.000,00) por año. En caso de ser aprobado el proyecto considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2008.

Caracas, 13 de abril de 2008

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • DOMINGO 13 DE ABRIL DE 2008 • BsF 2,00 / Bs 2.000 • AÑO C • Nº 35.473 • DEPÓSITO LEGAL PP 190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00023530-0

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas que se efectuará el día 18 de abril de 2008, a las 10:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los Informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de SESENTA Y CINCO MILLONES DE BOLÍVARES (Bs. F. 65.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de TREINTA MILLONES DE BOLÍVARES (Bs. F. 30.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los Informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el Informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2008.

Caracas, 13 de abril de 2008

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

EL UNIVERSAL

PORQUE DECIDES A DIARIO

CARACAS, VENEZUELA • SÁBADO 29 DE MARZO DE 2008 • BsF 1,50 / Bs 1.500 • AÑO XCVIII • Nº 35.458 • DEPÓSITO LEGAL PP198901DF4

ARCHIVO RECIBIDO

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F. 45.882.000,00
Capital Suscrito Bs. F. 22.941.000,00
Capital Pagado Bs. F. 22.941.000,00
RIF: J-00028530-9

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados y el Informe de los Comisarios, para el año terminado el 31 de diciembre de 2007, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en el Artículo 113 de la Ley de Mercado de Capitales.

Caracas, 29 de marzo de 2008

LA JUNTA DIRECTIVA

EL NACIONAL

CARACAS - VENEZUELA sábado 29 de marzo de 2008

AÑO LXV
23.199
FUNDADO EN 1943
SEGUNDA EDICIÓN

www.el-nacional.com

Bs F 1,50

MANPA

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. F 45.882.000,00
Capital Suscrito Bs. F 22.941.000,00
Capital Pagado Bs. F 22.941.000,00
RIF J-00028650-9

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados y el informe de los Comisarios, para el año terminado el 31 de diciembre de 2007, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en el Artículo 116 de la Ley de Mercado de Capitales.

Caracas, 29 de marzo de 2008

LA JUNTA DIRECTIVA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE GENERAL AL 31 DE DICIEMBRE DE 2007

(Expresado en miles de bolívares)

ACTIVO	
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipo - neto	362.803.663
Participaciones en asociadas y negocios conjuntos	55.379.046
Total activo no corriente	418.182.709
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	658.354
Inventarios	78.361.376
Anticipos a proveedores	1.800.214
Efectos y cuentas por cobrar - neto	119.342.652
Inversiones disponibles para la venta	128.044
Efectivo y equivalentes de efectivo	9.288.301
Total activo corriente	209.578.941
TOTAL	627.761.650
PATRIMONIO Y PASIVO	
PATRIMONIO:	
Capital social	69.633.596
Prima en emisión de acciones	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308
Utilidades retenidas:	
Reserva legal	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551
No distribuidas	155.762.882
Resultado no realizado en inversiones	(672.675)
Total patrimonio	351.500.427
PASIVO NO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo	6.935.659
Bonos quirografarios	34.200.000
Impuesto sobre la renta diferido	35.892.682
Total pasivo no corriente	77.028.341
PASIVO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo	7.513.631
Papeles comerciales	10.925.263
Préstamos a corto plazo	15.255.518
Dividendos por pagar	42.225.789
Impuesto sobre la renta por pagar	8.690.804
Cuentas por pagar	114.621.877
Total pasivo corriente	199.232.882
Total pasivo	276.261.223
TOTAL	627.761.650

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2007
(Expresado en miles de bolívares, excepto la utilidad neta por acción la cual está expresada en bolívares)

	2007
Ingresos por ventas	523.359.354
Costo de ventas	407.615.604
Utilidad bruta	115.743.750
Costos y gastos:	
Gastos de ventas	36.707.443
Gastos generales y administrativos	23.136.029
Utilidad en venta de activos	(9.211)
	59.834.261
Utilidad en operaciones	55.909.489
Participación en resultados de negocios conjuntos	3.827.114
Costos financieros	(7.314.085)
Ingresos financieros	839.449
Diferencias en cambio - neto	(27.226)
Resultado en operaciones de permuta con títulos valores	1.816.686
Otros ingresos (egresos):	
Comisiones ADR	(257.782)
Impuesto a las transacciones financieras	(2.508.131)
Otros - neto	(1.655.643)
	(5.279.618)
Utilidad antes de impuestos	50.629.871
Impuesto sobre la renta	(7.736.694)
Utilidad neta	42.893.177
Utilidad neta por acción:	
Básica	21,07
Diluida	21,07

Carlos Lupino

jl

4231052-
0002

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2007
(Expresado en miles de bolívares)

				Utilidades retenidas				
	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006	69.632.690	-	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	-	(1.131)	(1.131)
Pérdida reconocida directamente en el patrimonio	-	-	-	-	-	-	(1.131)	(1.131)
Resultado realizado en inversiones disponibles para la venta	-	-	-	-	-	-	(70.449)	(70.449)
Utilidad neta del año	-	-	-	-	-	42.893.177	-	42.893.177
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	-	42.893.177	(71.580)	42.821.597
Aumento de capital	906	13.405	-	-	-	-	-	14.311
Dividendos decretados	-	-	-	-	-	(77.996.320)	-	(77.996.320)
Asignación del año	-	-	-	91	-	(91)	-	-
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS

(En bolívares Fuertes)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2006	190.866.116
Dividendos en efectivo	(77.996.320)
Utilidad neta	42.893.177
Disminución de la Reserva Legal del año	(91)
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendo en efectivo decretado por la Asamblea de Accionistas el 18 de abril de 2008 (BsF. 0,15 por acción)	(34.411.500)
	121.351.382

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2007 y 2006

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1060.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

1055-0001

Caracas 25 de Marzo de 2.008

INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A. A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CORRESPONDIENTE AL EJERCICIO ECONOMICO COMPRENDIDO ENTRE EL 1° DE ENERO Y EL 31 DE DICIEMBRE DEL 2.007

Señores Accionistas:

A continuación nos es grato presentarles el Informe de Gestión correspondiente al ejercicio finalizado al 31 de diciembre de 2.007, con la finalidad de someterlo a su consideración.

Durante el año 2007 la empresa operó en un ambiente económico y de negocios caracterizado principalmente por los siguientes factores:

1. Inflación local del 22,46% para el período, de acuerdo a cifras publicadas por el Banco Central de Venezuela.

2. Tasa de cambio de Bolívares 2.150 por US $ sobrevalorada nominalmente en un 77,8%, de acuerdo a la empresa de estudios económicos METROECONOMICA. Esto ha causado un efecto negativo de competencia sobre la producción local al abaratar los productos de importación, dado el subsidio existente en la paridad cambiaria.

3. El gobierno mantuvo el Control de Cambio implantado en el mes de febrero del año 2003, cuyo funcionamiento a través de la Comisión de Administración de Divisas (CADIVI) presentó retrasos tanto en el procesamiento de solicitudes de importación como en la obtención de las divisas para el pago de los compromisos contraídos por la empresa.

En el año 2.007 el volumen total de ventas de papel de la empresa fue de 142.505 TM. Durante el ejercicio finalizado el 31 de diciembre de 2.007, se obtuvo una utilidad neta de acuerdo a las Normas Internacionales de Información Financiera de bolívares 42.893 millones versus 30.222 millones de bolívares del año 2006, lo que representa un incremento del 41.92%.

Las ventas netas alcanzaron la cantidad de bolívares 540.737 millones, lo cual comparado con las ventas del año 2.006, de bolívares 433.654 millones, representa un incremento del 24,69%.

La compañía realizó durante el año 2007, inversiones de capital por bolívares 2.720 millones, las cuales estuvieron básicamente dirigidas a la adquisición de maquinaria para la modernización de las áreas de conversión, así como de equipos industriales para el mantenimiento de los procesos productivos.

MANPA

Siguiendo con la tradicional política de dividendos la compañía decretó en la Asamblea General Ordinaria de accionistas celebrada el mes de abril de 2.007, un dividendo en efectivo de Bs. 12 por cada acción que conforma el capital social de la compañía, para un total de 27.528 millones. Igualmente en el mes de octubre del mismo año, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 22 por cada acción que conforma el capital social de la empresa. El total de dividendos repartidos en el ejercicio 2007 fue de Bs. 77.996 millones, lo que representa un aumento de bolívares 11.470 millones o un 17,24% en comparación con los dividendos decretados y pagados en el año 2006.

Con la finalidad de mejorar y fortalecer nuestro recurso humano, así como cumplir con las diferentes leyes y regulaciones de la Republica Bolivariana de Venezuela, en las áreas gerenciales, profesionales, técnicas y de seguridad industrial la empresa llevo a cabo su Plan Anual de Adiestramiento en el cual se invirtieron un total de 23.156 horas / hombre.

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA), S.A.C.A. cumple con lo establecido en la Resolución N° 19-1-2005 de fecha 2 de febrero de 2.005, emitida por la Comisión Nacional de Valores con relación a los principios de Gobierno Corporativo, a través del funcionamiento del Comité de Auditoria, el cual está conformado en su mayoría por Directores Independientes de acuerdo a los criterios contenidos en la Resolución antes mencionada.

La Junta Directiva presenta así los hechos más resaltantes ocurridos durante el ejercicio terminado el 31 de diciembre de 2.007, y desea agradecer a todo su personal quienes con su esfuerzo y empeño contribuyeron a los logros obtenidos por la empresa.

De conformidad con el Código de Comercio se somete a la Asamblea para su aprobación, con vista del Informe de los Comisarios, el presente Informe de Gestión y el Balance General y Estado de Ganancias y Pérdidas Auditado para el ejercicio económico comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados de acuerdo a Normas Internacionales de Información Financiera (NIIF´s)

Atentamente,

Lic. CARLOS DELFINO T.
Presidente de la Junta Directiva

Caracas, 10 de Marzo de 2008.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2007, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2007 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2007.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 20 de febrero de 2008, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2007, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2007

(Expresados en Miles de Bolívares)

ACTIVO	2007
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipo - neto	397.957.005
Participaciones en asociadas y negocios conjuntos	4.769.358
Total activo no corriente	402.726.363
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	816.416
Inventarios	80.977.294
Anticipos a proveedores	1.801.026
Efectos y cuentas por cobrar - neto	120.190.887
Inversiones disponibles para la venta	128.044
Efectivo y equivalentes de efectivo	11.161.903
Total activo corriente	215.075.570
TOTAL	617.801.933
PATRIMONIO Y PASIVO	
PATRIMONIO:	
Capital social	69.633.596
Prima en emisión de acciones	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308
Utilidades retenidas:	
Reserva legal	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551
No distribuidas	155.762.882
Resultado no realizado en inversiones	(672.675)
Total patrimonio	351.500.427
PASIVO NO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo	7.256.889
Bonos quirografarios	34.200.000
Impuesto sobre la renta diferido	34.734.819
Total pasivo no corriente	76.191.708
PASIVO CORRIENTE:	
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo	7.874.205
Papeles comerciales	10.925.263
Préstamos a corto plazo	15.255.518
Dividendos por pagar	42.225.789
Impuesto sobre la renta por pagar	8.728.831
Cuentas por pagar	105.100.192
Total pasivo corriente	190.109.798
Total pasivo	266.301.506
TOTAL	617.801.933

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2007
(Expresados en Miles de Bolívares, Excepto la Utilidad Neta por Acción)

	2007
Ingresos por ventas	540.737.010
Costo de ventas	418.405.033
Utilidad bruta	122.331.977
Costos y gastos:	
Gastos de ventas	40.858.899
Gastos generales y administrativos	24.982.689
Utilidad en venta de activos	(9.211)
	65.832.377
Utilidad en operaciones	56.499.600
Participación en resultados de negocios conjuntos	802.404
Costos financieros	(7.338.490)
Ingresos financieros	850.632
Diferencias en cambio - neto	(27.226)
Resultado en operaciones de permuta con títulos valores	902.083
Pérdida en venta de inversiones disponibles para la venta	-
Otros ingresos (egresos):	
Comisiones ADR	(257.782)
Impuesto al débito bancario	-
Impuesto a las transacciones financieras	(2.554.009)
Otros - neto	(602.545)
	(8.224.933)
Utilidad antes de impuestos	48.274.667
Impuesto sobre la renta	(5.381.490)
Utilidad neta	42.893.177
Utilidad neta por acción:	
Básica	21,07
Diluida	21,07

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

INFORME DE LA JUNTA DIRECTIVA DE
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A
SOBRE CUMPLIMIENTO DE LOS PRINCIPIOS DE GOBIERNO CORPORATIVO ADOPTADOS POR LA COMISION NACIONAL DE VALORES

A los fines de dar cumplimiento a la Resolución N° 19-1-2005 de la Comisión Nacional de Valores de fecha 2 de febrero de 2005, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.129, de fecha 17 de febrero de 2005, la Junta Directiva de la compañía rinde a la Asamblea Ordinaria de Accionistas el presente informe sobre el grado de cumplimiento de los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores a que se contrae la referida Resolución.

Directores Independientes de la Junta Directiva

La Junta Directiva en su sesión de fecha 28 de marzo de 2008 examinó los supuestos establecidos en la referida Resolución observando que durante el ejercicio finalizado el 31 de diciembre de 2007 se mantuvo la proporción de Directores Independientes en 18 de los 22 Directores que conforman la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de acuerdo a los criterios sobre independencia de los Directores establecidos en la referida Resolución, superándose ampliamente el número de Directores Independientes requeridos.

Con el objeto de cumplir con la adecuada transparencia y divulgación en esta materia, adjuntamos resumen curricular de los Directores que conforman la Junta Directiva.

Comité de Auditoria

El Comité de Auditoria de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. está conformado en su mayoría por Directores Independientes, de acuerdo a los criterios sobre independencia de los Directores contenidos en la señalada Resolución.

El Comité de Auditoria de acuerdo con la Resolución sobre Principios de Gobierno Corporativo tiene y ejerce las siguientes responsabilidades:

1. Conocer previamente los estados financieros de la Sociedad;
2. Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la Sociedad;
3. Colaborar con la Junta Directiva en la supervisión de la actividad de la Auditoria Interna y Externa; y,
4. Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesario.

En virtud de las funciones que corresponden al Comité de Auditoria, éste examinó los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, encontrándolos conformes para ser sometidos a la consideración de la Asamblea.

Visto lo anterior, la Junta Directiva puede afirmar que MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. cumple con los principios de gobierno corporativo adoptados por la Comisión Nacional de Valores.

END